Room 4561

May 8, 2006

Mr. Fred F. Nazem
Chief Executive Officer and Chairman
Finity Holdings, Inc.
432 Park Avenue South, 13th Floor
New York, New York 10016

Re: Finity Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 20, 2006
File No. 0-30556

Dear Mr. Nazem:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. It appears that the reverse stock split and increased share authorization for which you are seeking stockholder approval is required in order to consummate your acquisition of Flagship. Pursuant to Note A of Schedule 14A, your solicitation to approve the reverse stock split and increased share authorization is also a solicitation with respect to the Flagship transaction. Accordingly, Instruction 2(b) of Item 14 of Schedule 14A appears inapplicable and disclosure pursuant to Items 14(b)(8) to (11) and 14(c)(2) is required. Please provide such disclosure or otherwise advise us why such disclosure is not required.

2. Please provide disclosure pursuant to Item 14(c)(1) of Schedule 14A and Part B of Form S-4 with respect to the company or otherwise advise us why such disclosure is not required. In that regard, we note that you have provided the balance sheets and financial information of the companies as exhibits to the Schedule 14A. Please include this information as part of the proxy statement rather than as exhibits.

3. Please clarify, if true, that the 55,587,755 shares to be issued in the share exchange are post-reverse stock split. Please disclose the percentage of shares owned by minority stockholders prior to the share exchange and the percentage to be owned by these persons after the reverse stock split and share exchange.

4. We note Flagship's prospective acquisition of PEMMS. In light of the significance of the Flagship transaction to you, please provide an analysis of the significance of the PEMMS acquisition to Flagship and explain how you have considered providing financial statements meeting the requirements of Rule 310(c) of Regulation S-B for the PEMMS acquisition.

5. The letter of intent with respect to the PEMMS acquisition indicates consideration of 300,000 shares of Flagship common stock. Please elaborate on the planned or expected timing for your acquisition of Flagship and Flagship's acquisition of PEMMS. Please further discuss how the consideration for the PEMMS acquisition will be affected by your acquisition of Flagship and clarify in your disclosure throughout, if necessary, whether any of your shares will be issued in connection with the PEMMS acquisition.

6. Please advise us concerning the exemption from the registration provisions of the Securities Act you are relying upon for the issuance of securities in the Flagship and PEMMS, if applicable, transactions. Provide us a detailed analysis of the factual basis for your belief that the exemption is available. Among other matters, tell us the number of stockholders receiving your shares in the transactions and whether such stockholders were accredited or sophisticated. Please also advise us the nature of the information delivered to such stockholders or otherwise advise why such information was not required.

Proposal 1, page 9

7. For purposes of clarity and pursuant to Rules 14a-4(a)(3) and (b)(1) under the Exchange Act, please separate the reverse stock split, increased share authorization and name change for which you are presenting to stockholders for approval into three distinct proposals.

8. As the reverse stock split and the increased share authorization proposals are necessary for the consummation of the Flagship transaction, please properly characterize in your disclosure the importance of these actions to the Flagship transaction. Your current

disclosure suggests that the principal purposes of the reverse stock split and increased share authorization are to "increase the current price of the [shares]" and "increase the Company's flexibility to make acquisitions using its shares," respectively. Further, you state on page 11 that "[t]he Share Authorization will not have any immediate effect on the rights of existing stockholders." It would appear that the Flagship transaction would have an immediate effect on stockholders.

9. Please provide an illustrative chart indicating the impact of the reverse stock split as well as the number of shares to be issued in connection with the Flagship and PEMMS, if applicable, transactions on the number of shares currently outstanding.

10. We note that approval of your proposals would result in the increased availability of authorized shares for your use. Other than with respect to the Flagship and PEMMS, if applicable, transactions, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

11. Please revise your disclosure to discuss how Flagship acquired 60.9 percent of your outstanding shares and explain how Flagship's significant stock holdings affected and will affect the negotiations and approval of the transaction. Please also explain how such shares will be affected in the transaction.

12. The disclosure in your Schedule 14f-1 filed February 3, 2006 and Item 9 of your Form 10-KSB for the year ended December 31, 2005 suggests that a change in management has occurred in connection with the Flagship transaction. Please reconcile this disclosure with your disclosure on page 13 of your proxy statement suggesting the change in management has yet to occur. If management has changed, please explain to us how such change was effected prior to the consummation of the transaction. Please further advise us whether your Schedule 14f-1 has been distributed to stockholders.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
       Mr. Uche Ndumele
       Kirkpatrick & Lockhart Nicholson Graham LLP
       Facsimile: (212) 536-3901